TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

May 17, 2006

06013843

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. News Release dated May 17, 2006

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Kelly L. Pinder
for Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

cc: Bernard K. Lee, Trilogy Energy Ltd.
Charles E. Morin, Trilogy Energy Ltd.

dlw 5/31

File No. 82-34876

TRILOGY ENERGY TRUST
Calgary, Alberta

May 17, 2006

NEWS RELEASE: TRILOGY ENERGY TRUST ANNOUNCES MAY DISTRIBUTION

Trilogy Energy Trust ("TET" or the "Trust") (TSX – TET.UN) announces that its cash distribution for May 2006 will be $0.20 per Trust Unit. The distribution is payable on June 15, 2006 to unitholders of record on May 31, 2006. The ex-distribution date is May 29, 2006. The Trust expects to make monthly distributions of $0.20 for the remainder of 2006, based on current commodity price forecasts for petroleum and natural gas, production forecasts and assumptions regarding royalties and expenses.

In response to strong commodity prices and forecasts in the latter half of 2005, Trilogy increased its monthly distributions from $0.16 to $0.25 per Trust Unit in September 2005. In addition, Trilogy declared a special $0.55 per Trust Unit distribution in December 2005. Natural gas prices have since declined to less than 50 percent of the prices realized in the fourth quarter of 2005. As a result, Trilogy, whose production is 80 percent weighted to natural gas, is adjusting its distribution for May 2006 to $0.20 per Trust Unit. As stated above, Trilogy expects to make monthly distributions of $0.20 per Trust Unit for the remainder of 2006. There are no changes to Trilogy's previously announced production guidance of 27,000 Boe/d for the balance of 2006.

About TET

Trilogy Energy Trust is a petroleum and natural gas-focused Canadian energy trust. TET's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

Forward-looking Information

This news release contains statements concerning distributions to be paid by the Trust and the amount and timing thereof, how distribution levels are set and 2006 forecast production for Trilogy. Such forward-looking statements or information are based on a number of assumptions, including those set forth in this press release, which may prove to be incorrect.

Although TET believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because TET can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by TET and described in the forward-looking statements or information These risks and uncertainties include but are not limited to: volatility of oil and gas prices, fluctuations in currency and interest rates, risks inherent in TET's operations, TET's ability to access external sources of debt and equity capital, TET's ability to enter into or renew leases, imprecision in estimating the timing, costs and levels of production, the results of exploration, development and drilling, TET's ability to secure adequate product transportation, TET's ability to retain and attract qualified personnel,

uncertainty in the amounts and timing of royalty payments, imprecision in estimates of product sales, changes in TET's capital expenditure levels and plans, changes in environmental and other regulations or the interpretation of such regulations, weather and general economic and business conditions.

The forward-looking statements or information contained in this news release are made as of the date hereof and TET undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Oil and Gas Advisory

This press release contains disclosure expressed as "Boe/d". All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer
B.K. (Bernie) Lee, Chief Financial Officer
J. B. (John) Williams, Chief Operating Officer

Trilogy Energy Trust
c/o Trilogy Energy Ltd.
4100 – 350 – 7th Avenue S. W.
Calgary, Alberta T2P 3N9
Phone: (403) 290-2900
Fax: (403) 263-8915